Filed by: AMIS Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: AMIS Holdings, Inc.

Commission File No.: 000-50397

Filed below is a Q&A provided by AMI Semiconductor Corporation on its internal website on February 4, 2008 regarding ON Semiconductor Corporation’s (“ON”) proposed acquisition of AMIS Holdings, Inc. (“AMIS”).

This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements related to the benefits of the proposed transaction between ON and AMIS and the future financial performance of ON. These forward-looking statements are based on information available to ON and AMIS as of the date of this release and current expectations, forecasts and assumptions and involve a number of risks and uncertainties that could cause actual results to differ materially from those anticipated by these forward-looking statements. Such risks and uncertainties include a variety of factors, some of which are beyond ON’s or AMIS’ control. In particular, such risks and uncertainties include difficulties encountered in integrating merged businesses; the risk that the transaction does not close, including the risk that the requisite stockholder and regulatory approvals may not be obtained; the variable demand and the aggressive pricing environment for semiconductor products; dependence on each company’s ability to successfully manufacture in increasing volumes on a cost-effective basis and with acceptable quality its current products; the adverse impact of competitive product announcements; revenues and operating performance, changes in overall economic conditions, the cyclical nature of the semiconductor industry, changes in demand for our products, changes in inventories at customers and distributors, technological and product development risks, availability of raw materials, competitors’ actions, pricing and gross margin pressures, loss of key customers, order cancellations or reduced bookings, changes in manufacturing yields, control of costs and expenses, significant litigation, risks associated with acquisitions and dispositions, risks associated with leverage and restrictive covenants in debt agreements, risks associated with international operations, the threat or occurrence of international armed conflict and terrorist activities both in the United States and internationally, risks and costs associated with increased and new regulation of corporate governance and disclosure standards (including pursuant to Section 404 of the Sarbanes-Oxley Act of 2002), and risks involving environmental or other governmental regulation. Information concerning additional factors that could cause results to differ materially from those projected in the forward-looking statements is contained in ON’s Annual Report on Form 10-K as filed with the Securities and Exchange Commission (the “SEC”) on February 23, 2007, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other of ON’s SEC filings, and AMIS’ Annual Report on Form 10-K as filed with the SEC on February 28, 2007, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other of AMIS’ SEC filings. These forward-looking statements should not be relied upon as representing ON’s or AMIS’ views as of any subsequent date and neither undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made.

This communication is being made in respect of the proposed transaction involving ON and AMIS. In connection with the proposed transaction, ON has filed with the SEC a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus and each of ON and AMIS plan to file with the SEC other documents regarding the proposed transaction. The definitive Joint Proxy Statement/Prospectus will be mailed to stockholders of ON and AMIS. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by ON and AMIS through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC from ON by directing a request to ON Semiconductor Corporation, 5005 East McDowell Road, Phoenix, AZ, 85008, Attention: Investor Relations (telephone: (602) 244-3437) or going to ON’s corporate website at www.onsemi.com, or from AMIS by directing a request to AMIS Holdings, Inc., 2300 Buckskin Road Pocatello, ID, 83201, Attention: Investor Relations (telephone: (208) 233-4690) or going to AMIS’ corporate website at www.amis.com.

ON and AMIS, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding ON’s directors and executive officers is contained in its annual proxy statement filed with the SEC on April 11, 2007. Information regarding AMIS’ directors and executive officers is contained in AMIS’ annual proxy statement filed with the SEC on May 24, 2007. Additional information regarding the interests of such potential participants will be included in the Joint Proxy Statement/Prospectus and the other relevant documents filed with the SEC (when available).

Frequently Asked Questions

Question #248: added 22-Jan-2008 16:23 MST

Question:

If I were to apply for a job with ON Semiconductor today they would explain to me their benefits package (i.e. how many weeks of vacation, 401K matching etc.) so why is it such a secret that this information can’t be shared with AMIS employees who will soon be ON Semiconductor employees?

Answer:

Both the AMIS benefits package and the ON Semiconductor package are being reviewed. The benefits plan that AMIS employees eventually move to may be something different than either company has at this moment. Once we have a going-forward benefits roadmap, we will share it.

Question #250: added 23-Jan-2008 05:25 MST

Question:

Is the future of AMIS-Pocatello promising? There are job postings indicating that the company is going to continue to thrive.

Answer:

With the exception of various headquarters-type functions, the role of Pocatello as a site in the combined business is likely not to change much in the near-term. The decision to enter into the merger was, in large part, based on the business unit capabilities and customer relationships of AMI, and those are not likely to change significantly. The roadmap for where products are manufactured, assembled, and tested is still being reviewed and more information will be forthcoming once those decisions are made.

Should there be changes that require qualification or re-qualification of products in different fabs (a shift in where products are manufactured or assembled), those changes would likely take quite some time to implement. For example, changes require review with customers, sub-contractors, and other key constituents, which also gives employees time to adjust to new plans as needed.

There are, and likely will continue to be, certain positions that need to be filled (typically replacement requisitions) so that we can continue to do business successfully prior to the close of the deal.

Question #253: added 24-Jan-2008 10:27 MST

Question:

Has the Human Resources Department at ON Semiconductor been instructed not to entertain resumes’ from current AMIS employees for positions currently open in Gresham until after the close of the acquisition?

Answer:

We have not instructed ON Semiconductor on their hiring practices, as both companies continue to operate independently prior to the acquisition close. Just as we are carefully reviewing all requisitions, ON Semiconductor, has placed a hiring “freeze” on many positions with an eye toward maximizing the job and career opportunities for current AMIS employees at ON Semiconductor post the close of the merger transaction.

Question #252: added 23-Jan-2008 20:41 MST

Question:

AMIS stock options and RSUs were intended as incentives to continue employment with AMIS. Shouldn’t those options and RSUs vest at the closing of the transaction? This would allow AMIS employees with stock benefits to actually benefit for remaining with AMIS as those incentives were intended. And then subsequently ON Semi would presumably create new incentive packages including RSUs and options?

Answer:

AMIS stock options and RSUs were issued as incentives for continued employment and to reward past performance. Similarly, one of the key goals in a merger transaction like this is to maximize employee retention in the continuing company. Further, vesting all existing AMIS shares and then having additional shares issued by ON Semiconductor would result in more total shares being issued and would result in dilution for all other shareholders. This would not be in the best interest of most shareholders. For these reasons, AMIS stock options and RSUs will be converted to ONNN stock options and RSUs at closing, which is consistent with what is outlined in the RSU and stock option agreements.

Question #264: added 28-Jan-2008 15:20 MST

Question:

I have heard that some AMIS employees have received documentation describing the length of their employment lasting until the first of April? Is this true and if so, can you speak to the number of AMIS employees that have received such a notice?

Answer:

No specific jobs or individuals have been identified for restructuring at this time, and there have been no notices of termination sent as a result of the pending merger agreement.

Question #262: added 28-Jan-2008 15:09 MST

Question:

Would it be possible to publicize the names of the AMIS employees involved in the Integration Team? It would be interesting to know who has been selected to negotiate the future of the Company.

Answer:

Members of the core integration planning team have been identified and consist of both AMIS employees and ON Semiconductor employees. All organizations are involved in this planning process and additional planning team members are added when there is a need for subject matter expertise. We have no plans to release a list of individual names.

While the core integration planning team members will remain the same, the expanded integration planning team is fluid. In other words, teams are adding more team members, based on the need for subject matter expertise on dealing with both strategic integration planning and the subsequent implementation of these plans post-close. Specific members might drop off the team once their work is completed

Integration of the two companies is not a short term process and will eventually be accomplished by many people in both companies working together. The most pressing goal for the integration team is to ensure the company meets the needs of our customers, especially in the days immediately post merger. In addition, the integration planning team has been given the responsibility to identify synergies between the two company’s systems, positions, and processes; identify possible areas for cost savings; identify areas for increased revenue and operating margin; and plan timelines necessary to reach these goals once the deal closes.

The integration planning team is likely to continue to grow as we get closer to the close date in preparation for the implementation of various integration planning decisions.

Question #263: added 28-Jan-2008 15:12 MST

Question:

Has there been a budget approved for the merit increase? If so, can it be shared?

Answer:

Market surveys have been completed, but a budget has not yet been approved for merit increases. Planning and discussions are currently underway. Managers and employees will be notified as soon as the merit budgets have been finalized and approved.

Question #260: added 25-Jan-2008 20:33 MST

Question:

What effect will AMIS board of directors member Atiq Raza being prohibited from being allowed to serve as a director of any public traded company as a result of his using insider information have on the upcoming acquisition vote?

Answer:

None that we are aware of. Mr. Raza is a former board member and left our board in August of 2007.